EXHIBIT 6


                [Letterhead of Burnham Pacific Properties, Inc.]

                                                              February 3, 2000



Mr. Jay Schottenstein
Chairman and Chief Executive Officer
Schottenstein Stores Corporation
1800 Moler Road
Columbus, OH 43207

Dear Mr. Schottenstein:

                     On behalf of Burnham Pacific Properties, Inc. (the "Company"), I am writing to inform you that we have reviewed your February 1, 2000 filing of a Schedule 13D/A with the SEC and believe it is necessary to make the following corrections and clarifications.

                     As previously announced, the Company's Board of Directors has instructed management and Goldman, Sachs & Co. to actively pursue a full range of strategic alternatives. Upon this announcement, our representatives promptly contacted your representatives to invite you to participate in the process we have established to pursue those alternatives. In order to maximize the chances of realizing successful results, the Company and its advisors are following the customary process of asking all parties that are interested in pursuing a transaction with the Company to sign confidentiality agreements containing "standstill" provisions. The primary reasons for including standstill provisions in this context are to maximize the competition among potential bidders and thereby maximize the value of the bids. In addition, standstill provisions foster an orderly marketing and bidding process, which should serve as an inducement for a greater number of potential bidders to submit bids and to make their best offers within the timetable established by the Company.


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                     Implicit in the importance of conducting an orderly process is that the Company must attempt to maintain a level playing field when seeking bids from more than one bidder. Otherwise, potential bidders may be deterred from participating if other parties are able to participate on more favorable terms.

                     There would be little incentive for a potential bidder to spend its time, money and resources conducting due diligence and evaluating the Company if it would be possible for another party that has access to the same confidential information to engage at any time in certain acts that would significantly reduce the probability that the former bidder's efforts would be successful.

                     As evidence that standstill provisions are customary in this context, you should know that numerous other potential bidders have executed confidentiality agreements with the Company and that all of them contain substantially similar standstill provisions. Moreover, based upon the fact that very little negotiation took place regarding these standstill provisions, it is difficult to agree with your contention that these provisions might result in a process that is not fair or equitable.

                     Despite the fact that the other potential bidders executed substantially the same confidentiality agreements, you requested more favorable provisions when your representatives negotiated the confidentiality agreement with our counsel. Because we want you to participate in the bidding process, as we have repeatedly told your representatives, we agreed to several concessions that you requested and were making progress on reaching compromises on other changes that you wanted. However, approximately two weeks ago your representatives abruptly notified us that you wanted to review certain documents that had just been filed with the SEC by others and that you wanted to reconsider what actions you would take with respect to the Company. Your representatives subsequently informed us that you were no longer interested in becoming part of the bidding process with the other potential bidders as a result of those filings.

                     Finally, your filing incorrectly states, among other things, that the Company and its advisors have refused to meet with you and discuss your proposals. As you know, our representatives have in fact had many discussions with your representatives, and our representatives remain willing to


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discuss any proposal that you may submit. We continue to encourage you to submit a proposal, and we will provide you under separate cover the bidding instructions we have provided to others. Please let us or our representatives know how else we can assist you other than by providing you with non-public information without an appropriate confidentiality agreement.



                                         Sincerely,

                                         /s/ Scott C. Verges

                                         Scott C. Verges
                                         Secretary and General Counsel


cc:  J. Philip Rosen, Esq.
     Weil, Gotshal & Manges LLP
     Stephen W. Carr, P.C.
     Goodwin, Procter & Hoar LLP











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